Exhibit 99.1

Bragg’s ORYX Gaming Takes Content Live with White Hat Gaming

Exclusive third-party content will extend Bragg's reach in key regulated markets including the United Kingdom

TORONTO, December 2, 2021 – ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), announced today that it will provide its exclusive content to a roster of iGaming brands powered by the White Hat Gaming platform.

Games will be distributed to White Hat’s extensive operator network, with an initial batch of slot games set to be released before year end, followed by additional title launches planned for 2022.

The deal will see ORYX’s games reach over 40 new brands across Europe and, following its UKGC licence award last month, significantly boost its profile in this key region.

With White Hat’s platform serving MGA jurisdictions as well as the UK, ORYX’s distribution in regulated markets across the continent is set to expand as part of its wider commercial strategy.

This agreement with White Hat Gaming follows a series of new market entries with a host of new partners. Thanks to these partners, the ORYX platform enjoys a broader footprint across the regulated European landscape and maintains its growing status as a leading industry provider.

Chris Looney, Chief Commercial Officer at Bragg, said: “White Hat Gaming is an established platform provider that will get our content exactly where we want it to be. The range of brands to whom we can provide our exclusive iGaming content has been strengthened, especially in the UK where we’re looking to leverage our new licence. This agreement meets our goals and emboldens us as we continue to push on across Europe.”

Kola Okoko, Head of Content at White Hat Gaming, said: “We’re always looking to add the best titles and grow our offering and this deal with ORYX makes our portfolio that much more appealing. The games we’ll be able to roll out this year and next are sure to be well-received by all our operator partners’ players. We’re looking forward to seeing our new relationship flourish.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games